UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 0-30314

Portage Biotech Inc.
(Translation of registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)

c/o Portage Biotech, Inc., Ian Walters, 203.221.7378
6 Adelaide St. East, Suite 300 Toronto, Ontario, Canada M5C 1H6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Press Release and Investor Presentation

Furnished as Exhibit 99.1 hereto is the Press Release issued by Portage on July 6, 2022 announcing the acquisition of Tarus Therapeutics, Inc., a Delaware corporation, which is a private company developing adenosine receptor antagonists.

Furnished as Exhibit 99.2 hereto is the Investor Presentation dated July 2022 that Portage will present to its investors on Thursday, July 7, 2022.

The information in Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

FORWARD LOOKING STATEMENTS

This report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 includes "forward-looking-statements”. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

  our plans and ability to develop and commercialize product candidates and the timing of these development programs;
  clinical development of our product candidates, including the results of current and future clinical trials;
  the benefits and risks of our product candidates as compared to others;
  our maintenance and establishment of intellectual property rights in our product candidates;
  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
  our estimates of the size of the potential markets for our product candidates; and
  our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations.

We do not currently have the marketing expertise needed to commercialize our products; we will be primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business.

Consequently, all of the forward-looking statements made in this report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Exhibits.

The following Exhibits are filed with this report:

99.1     Press Release dated July 6, 2022
99.2     Investor Presentation dated July 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc.
(Registrant)

Date: July 7, 2022	/s/ Ian Walters
Ian Walters
Chief Executive Officer